UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-10665

Softech, Inc.
(Exact name of registrant as speciﬁed in its charter)

 650 Suffolk Street, Suite 415, Lowell, MA 01854  978-513-2700
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive ofﬁces)

Common Stock, $.10 par value per share, and Rights to Purchase Common Stock
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to ﬁle reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certiﬁcation or notice date	102

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as speciﬁed in charter) has caused this certiﬁcation/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	October 28, 2019	By:	/s/ J. Phillip Cooper

Instruction: This form is required by Rules 12g-4, 12h-3, 15d-6 and 15d-22 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall ﬁle with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an ofﬁcer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.